FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2014

Commission File No. 000-49751

CATALYST PAPER CORPORATION

(Translation of registrant's name into English)

2nd Floor, 3600 Lysander Lane

Richmond

British Columbia, Canada V7B 1C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

EXPLANATORY NOTE

The Notice of Meeting was amended to include the election of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

Date: June 25, 2014	By:	/s/ Brian W. Baarda
Name: Brian W. Baarda
Title: Vice-President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated June 25, 2014 - Catalyst Paper Corporation Announces Second Quarter 2014 Results Conference Call for Wednesday, July 30, 2014